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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                       FELCOR LODGING TRUST INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   31430F101
                                 (CUSIP Number)

                                    BASS PLC
                               BASS AMERICA, INC.
                          BASS HOTELS & RESORTS, INC.
                      (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               February 28, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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


                                  SCHEDULE 13D

---------------------------                            ------------------------
CUSIP No.    31430F101                                  Page  2  of  9  Pages
          ---------------                                    ---    ---
---------------------------                            ------------------------


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BASS PLC
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              UK
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                              7    SOLE VOTING POWER

                             --------------------------------------------------
                              8    SHARED VOTING POWER
       NUMBER OF SHARES
  BENEFICIALLY OWNED BY EACH       4,905,558
     REPORTING PERSON WITH   --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   4,905,558
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,905,558
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
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                                   Page 2 of 9

                                  SCHEDULE 13D

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CUSIP No.    31430F101                                  Page  3  of  9  Pages
          ---------------                                    ---    ---
---------------------------                            ------------------------


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BASS AMERICA, INC.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

                              -------------------------------------------------
      NUMBER OF SHARES         8     SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH            2,448,512
                              -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                              -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     2,448,512
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,448,512
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
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                                  Page 3 of 9

                                  SCHEDULE 13D

---------------------------                            ------------------------
CUSIP No.    31430F101                                  Page  4  of  9  Pages
          ---------------                                    ---    ---
---------------------------                            ------------------------


-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BASS HOTELS & RESORTS, INC.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
-------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                  ---------------------------------------------
      NUMBER OF SHARES             8    SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH               2,457,046
                                  ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                  ---------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        2,457,046
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,457,046
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
              SHARES*

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
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                                   Page 4 of 9

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on November 9, 1998 by Holiday Corporation, a Delaware corporation ("HC"), Bass America, Inc., a Delaware corporation ("BAI"), and Bass PLC, a public limited company organized under the laws of England and Wales ("Bass" and together with Bass Hotels & Resorts, Inc., a Delaware corporation ("BHR"), and BAI, the "Bass Entities" or the "Reporting Persons"), relating to the shares (the "Shares") of Common Stock, $0.01 par value per share, of FelCor Lodging Trust Incorporated, a Maryland corporation (the "Issuer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

   Item 2.  Identity and Background.

     Item 2 is amended by deleting the second paragraph thereof and inserting the following paragraphs immediately after the final paragraph thereof:

     "Pursuant to a merger agreement dated as of September 30, 1999, HC, one of the prior Reporting Persons, merged with and into BHR. By virtue of the merger, BHR became the beneficial owner of the 2,457,046 Shares previously owned by HC.

     The address of the principal business and principal office of BHR is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BHR is set forth on Schedule B.

     BHR owns, operates and franchises hotels under the names
"Inter-Continental", "Crowne Plaza", "Holiday Inn" and "Staybridge Suites" in North America."

   Item 4.  Purpose of Transaction.

     Item 4 is amended by inserting the following paragraphs immediately after the first paragraph thereof:

     "Pursuant to a Contribution Agreement, dated as of February 27, 2000, by and among BAI, FelCor Lodging Limited Partnership, a Delaware limited partnership ("FLLP"), and the Issuer (the "Contribution Agreement"), BAI contributed 4,713,185 Shares (the "Contributed Shares") to FLLP in exchange for 4,713,185 units of limited partner interest in FLLP (the "Exchange"). As a result of the transfer, the Bass Entities reduced their ownership interest in the Issuer from approximately 14.2% to approximately 8.1%.

     The Exchange was consummated in contemplation of the Agreement and Plan of Merger (the "Bristol Merger Agreement"), dated as of February 28, 2000, by and among Bass, BHR North America, Inc., a Delaware corporation and indirect wholly owned subsidiary of Bass ("BHRNA"), and Bristol Hotels & Resorts ("Bristol"). The Bristol Merger Agreement provides for an acquisition of Bristol by BHRNA at a price of $9.50 per share of Bristol common stock in cash effected by (i) a tender offer by BHRNA for all of the issued and outstanding shares of Bristol common stock, and (ii) a merger of BHRNA with and into Bristol.

     If the transactions contemplated by the Merger Agreement are consummated, Bass will beneficially own 100% of the share capital of Bristol. Due to the tax attribution rules relating to real estate investment trusts such as the Issuer, Bass could not acquire more than 10% of the outstanding equity interests of Bristol while owning more than 10% of the outstanding Shares without jeopardizing the status of the Issuer as a qualifying real estate investment trust. As a result, under the Stockholders' and Registration Rights Agreement, the acquisition of additional shares of Bristol common stock requires the consent of the Issuer. In connection with the granting of this consent, BAI, the Issuer and FLLP entered into the Contribution Agreement."

   Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

          "(a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BHR beneficially owns 2,457,046 Shares, representing approximately 4.1% of the outstanding Shares of the Issuer;

          (a)(ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BAI beneficially owns 2,448,512 Shares, representing approximately 4.0% of the outstanding Shares of the Issuer; and

          (a)(iii) Bass, the indirect parent of BHR and BAI, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 4,905,558 Shares (the Shares owned by BHR and BAI), representing approximately 8.1% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of the Bass Entities, nor any other person controlling, controlled by or under common control with, the Bass Entities, BAI or BHR, nor, to the best of their knowledge, any persons named in Schedules A, B or C hereto owns beneficially any Shares.

          (b)(i) BHR has shared power to vote and to dispose of 2,457,046
     Shares.

          (b)(ii) BAI has shared power to vote and to dispose of 2,448,512
     Shares.

          (b)(iii) Bass has shared power to vote and to dispose of 4,905,558 Shares.

     (c)   None.

     (d)   Inapplicable.

     (e)   Inapplicable."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraphs immediately after the final paragraph thereof:

     "On February 27, 2000, BAI, FLLP and the Issuer entered into the Contribution Agreement described in Item 4 above.

     Pursuant to the Contribution Agreement, BAI contributed 4,713,185 Shares to FLLP in exchange for 4,713,185 units of limited partner interest (the "Units") in FLLP (the "Exchange"), a limited partnership of which the Issuer is the general partner. Subject to certain conditions set forth in the Contribution Agreement, BAI may redeem the Units issued to it by FLLP at any time in exchange for, at the Issuer's sole discretion, an amount of cash or the 4,713,185 Shares that it contributed pursuant to the Exchange. Pursuant to the Contribution Agreement, the Issuer consented to the acquisition by affiliates of the Bass Entities of additional shares of common stock of Bristol pursuant to the Merger Agreement, which would otherwise be prohibited under the Stockholders and Registration Rights Agreement among the Issuer, the Bass Entities and the other Stockholders without the consent of the Issuer."

   Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended by adding the following language at the end thereof:

     Exhibit 3: Contribution Agreement, dated as of February 27, 2000, by and among BAI, FLLP and the Issuer.

     Exhibit 4:     Power of Attorney, dated February 28, 2000.

     Exhibit 5:     Power of Attorney, dated February 28, 2000.

   Schedules

     Schedule B is deleted in its entirety and replaced with Schedule B attached hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 29, 2000

                                      BASS AMERICA, INC.


                                      By: /s/ Julian A. Fortuna
                                         -------------------------------------
                                         Name:  Julian A. Fortuna
                                         Title: Attorney-in-fact


                                      BASS HOTELS & RESORTS, INC.


                                      By: /s/ James L. Kacena
                                         -------------------------------------
                                         Name:  James L. Kacena
                                         Title: Vice President and Secretary


                                      BASS PLC


                                      By: /s/ Andrew E. Macfarlane
                                         -------------------------------------
                                         Name:  Andrew E. Macfarlane
                                         Title: Attorney-in-fact

                                                                     SCHEDULE B


                    DIRECTORS AND EXECUTIVE OFFICERS OF BHR

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BHR are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 2900, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to HC. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

                                                   Present Principal Occupation
     Name and Business Address               Including Name and Address1 of Employer
------------------------------------ --------------------------------------------------------------------
Directors
W. Douglas Lewis.................... Director, President and Chief Executive Officer.
Thomas Arasi........................ Director and President of Bass Hotels & Resorts, The Americas.
John T. Sweetwood................... Director and President of Midscale Hotels, North America.
Robert D. Hill...................... Director and Executive Vice President, General Counsel and Secretary.
Richard L. Solomons................. Director and Senior Vice President, Finance (British Citizen).


                                                   Present Principal Occupation
     Name and Business Address               Including Name and Address2 of Employer
------------------------------------ --------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Robert J. Chitty.................... Treasurer and Vice President, Tax and Treasury.
James L. Kacena..................... Vice President and General Counsel - Development and Acquisitions and
                                     Assistant Secretary.
Morton H. Aronson................... Vice President and General Counsel - Holiday Inn Division and Assistant
                                     Secretary.

--------
1 Same address as director's or officer's business address except where indicated.

2 Same address as director's or officer's business address except where indicated.